October 26, 2007
VIA EDGAR
Kevin L. Vaughn
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

RE:	SL Industries, Inc
Form 10-K for the year ended December 31, 2006
Filed March 26, 2007
Form 8-KA filed April 10, 2006
File No. 1-4978
Dear Mr. Vaughn:
     We are responding to a comment received from you and the staff of the Securities and Exchange Commission Division of Corporate Finance (the “Staff”) dated October 1, 2007 related to the Company’s Form 8-KA filed April 10, 2006. This comment relates to an original comment letter received from your office dated July 17, 2007. Attached hereto is the original and current comment, together with, management’s response.
     In connection with responding to the comment of the Staff, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kevin L. Vaughn
United States Securities and Exchange Commission
October 26, 2007

     The Company believes that the above fully responds to the Staff’s question and comment. If you or members of the Staff have any additional questions or comments, please contact me at your earliest convenience.

Sincerely,
/s/ David R. Nuzzo
David R. Nuzzo
Chief Financial Officer

Kevin L. Vaughn
United States Securities and Exchange Commission
October 26, 2007

(Original Comment)
Form 8-K/A filed April 10, 2006
We note that this Form 8-K/A includes the audited financial statements of Ault Incorporated for the year ended May 29, 2005. However, we do not see where you have included unaudited interim financial statements for Ault Incorporated for the subsequent interim periods. Please amend this Form 8-K/A to include the unaudited interim financial statements required by Rule 3-05(b)(2)(ii) of Regulation S-X.
(Second Comment)
Please refer to prior comment 16. It does not appear that you have addressed our prior comments in full. Please amend this Form 8-K/A to include unaudited interim financial statements for Ault Incorporated as required by Rule3-05- (b)(2)(ii) of Regulation S-X.
Management Response
We have reviewed the above reference section of Regulation S-X. Upon further review, we agree to include the unaudited interim financial statements of Ault Incorporated for the six month period ended November 27, 2005 into the Company’s Form 8/KA. The amended Form 8/KA will be filed the week of October 29, 2007.